Exhibit 7

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2012 of Fairfax Financial Holdings Limited of our report dated March 8, 2013, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-165730, 333-168835 and 333-170873) of Fairfax Financial Holdings Limited of our report dated March 8, 2013 referred to above. We also consent to the reference to us under the heading “Interests of Experts,” which appears in the Annual Information Form filed as Exhibit 1 attached to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 8, 2013